Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: August 30, 2011

Zoran Corporation:	Investors:
Karl Schneider	Bonnie McBride
Chief Financial Officer	(415) 454-8898
(408) 523-6500	bonnie@avalonir.com
ir@zoran.com

Company Web Site:

www.zoran.com

ZORAN STOCKHOLDERS APPROVE CSR MERGER

SUNNYVALE, CA – August 30, 2011 – Zoran Corporation (NASDAQ: ZRAN) announced that at its special meeting of stockholders held today Zoran stockholders approved the adoption of the proposed merger agreement with CSR plc (LSE: CSR.L, “CSR”). Subject to the satisfaction of final customary closing conditions, it is expected that the merger will close on August 31, 2011 and trading of Zoran’s common stock will be halted on Nasdaq before market open on August 31, 2011.

In accordance with the terms of the merger agreement, Zoran stockholders will receive US$6.26 in cash and 0.589 ordinary shares of CSR in the form of American Depositary Shares for each share of Zoran common stock held.

As previously announced, Zoran received a tax ruling from the Israeli Tax Authority with respect to the application of Israeli tax withholding to the merger consideration payable to Zoran stockholders. In general, Zoran stockholders that hold 5% or less of Zoran’s outstanding shares as of the closing of the merger and are residents for tax purposes of the United States or other countries that have a tax treaty with Israel will be exempt from Israeli tax withholding if they make the certifications and in some cases submit documentation required by the ruling.

Letters of transmittal for the delivery by Zoran stockholders of record of their shares to the exchange agent in exchange for the merger consideration will be distributed shortly after the closing, along with a form of Declaration of Status for Israeli Tax Purposes (the “Declaration Form”) in which stockholders can make the certifications described above. Zoran stockholders who hold shares through banks, brokers or other nominees should receive a Declaration Form from their bank, broker or other nominee. All stockholders should carefully follow the instructions in the letter of transmittal or materials provided by their banks or brokers and complete and submit to their bank, broker or other nominee or, in the case of registered holders, to the exchange agent, a completed Declaration Form, together with any additional documentation described above or otherwise required under the tax ruling in order to receive the merger consideration.

About Zoran Corporation

Zoran Corporation, based in Sunnyvale, California, is a leading provider of digital solutions for the digital entertainment and digital imaging markets. With over two decades of expertise developing and delivering digital signal processing technologies, Zoran has pioneered high-performance digital audio and video, imaging applications and Connect Share Entertain™ technologies for the digital home. Zoran’s proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran-based DTV, set-top box, broadband receivers (silicon tuners), DVD, digital camera, and multifunction printer products have received recognition for excellence and are now in hundreds of millions of homes and offices worldwide. With headquarters in the U.S. and additional operations in China, France, Germany, India, Israel, Japan, Korea, Taiwan, and the U.K., Zoran may be contacted on the World Wide Web at www.zoran.com or at 408-523-6500.

Important Additional Information

In connection with the proposed transaction, Zoran has filed a proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (“SEC”) for Zoran’s stockholder meeting to adopt the merger agreement. The Proxy Statement also includes the prospectus filed by CSR with the SEC relating to CSR and the CSR ordinary shares issuable in the form of American Depositary Shares to Zoran stockholders in the proposed merger. On August 1, 2011, Zoran began mailing the Proxy Statement to its stockholders of record as of the close of business on July 18, 2011. WE URGE INVESTORS TO READ THE PROXY STATEMENT AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at www.sec.gov and Zoran’s website at www.Zoran.com.

Forward-Looking Statements

This press release contains, or may contain, “forward-looking statements” concerning CSR and Zoran, the combined company and business and the wholly owned subsidiary of CSR that will merge with Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, should’, ‘expects’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the expected closing date of the merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to satisfy conditions to the merger on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products integrating each company’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors” and elsewhere in CSR’s and Zoran’s periodic reports filed with the SEC, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Zoran’s and CSR’s other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

“Zoran” and the Zoran logo are trademarks or registered trademarks of Zoran Corporation and/or its subsidiaries in the United States and/or other countries. All other brands or names may be claimed as property of others.